Filed Pursuant to Rule 433

Registration Statement No. 333-187047

Pricing Term Sheet

FIDELITY NATIONAL INFORMATION SERVICES, INC.

Pricing Term Sheet

$750,000,000 2.850% Senior Notes due 2018 (“2018 Notes”)

$1,750,000,000 3.625% Senior Notes due 2020 (“2020 Notes”)

$500,000,000 4.500% Senior Notes due 2022 (“2022 Notes”)

$1,500,000,000 5.000% Senior Notes due 2025 (“2025 Notes”)

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated October 13, 2015, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. The pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying Prospectus dated March 5, 2013 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Fidelity National Information Services, Inc.

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa3 (Stable) / BBB (Negative) / BBB (Negative)

Principal Amount:	2018 Notes: $750,000,000 2020 Notes: $1,750,000,000 2022 Notes: $500,000,000 2025 Notes: $1,500,000,000

Coupon:	2018 Notes: 2.850% 2020 Notes: 3.625% 2022 Notes: 4.500% 2025 Notes: 5.000%

Trade Date:	October 13, 2015

Settlement Date:	T+5; October 20, 2015

Maturity:	2018 Notes: October 15, 2018 2020 Notes: October 15, 2020 2022 Notes: October 15, 2022 2025 Notes: October 15, 2025

Price to Public:	2018 Notes: 99.958% of principal amount 2020 Notes: 99.869% of principal amount 2022 Notes: 99.817% of principal amount 2025 Notes: 99.729% of principal amount

Yield to Maturity:	2018 Notes: 2.865% 2020 Notes: 3.654% 2022 Notes: 4.531% 2025 Notes: 5.035%

Benchmark Treasury:	2018 Notes: UST 0.875% due October 15, 2018 2020 Notes: UST 1.375% due September 30, 2020 2022 Notes: UST 1.750% due September 30, 2022 2025 Notes: UST 2.000% due August 15, 2025

Spread to Benchmark Treasury:	2018 Notes: T + 195 basis points 2020 Notes: T + 230 basis points 2022 Notes: T + 280 basis points 2025 Notes: T + 300 basis points

Benchmark Treasury Price and Yield:	2018 Notes: 99-28 1⁄4; 0.915% 2020 Notes: 100-03 1⁄4; 1.354% 2022 Notes: 100-04; 1.731% 2025 Notes: 99-22; 2.035%

Underwriting Discount:	2018 Notes: 0.450% 2020 Notes: 0.600% 2022 Notes: 0.625% 2025 Notes: 0.650%

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2016

Record Dates:	April 1 and October 1 of each year

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Optional Redemption:

2018 Notes: At any time at a discount rate of Treasury plus 30 basis points

2020 Notes: At any time prior to the Par Call Date at a discount rate of Treasury plus 35 basis points

2022 Notes: At any time prior to the Par Call Date at a discount rate of Treasury plus 45 basis points

2025 Notes: At any time prior to the Par Call Date at a discount rate of Treasury plus 45 basis points

Notwithstanding the foregoing, if the 2020 Notes are redeemed on or after September 15, 2020 (the date that is one month prior to their maturity date), the 2022 Notes are redeemed on or after August 15, 2022 (the date that is two months prior to their maturity date) or the 2025 Notes are redeemed on or after July 15, 2025 (the date that is three months prior to their maturity date), the 2020 Notes, the 2022 Notes and the 2025 Notes, respectively, will be redeemed at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption. September 15, 2020, August 15, 2022 and July 15, 2025 are the Par Call Dates in respect of the 2020 Notes, the 2022 Notes and the 2025 Notes, respectively.

Special Mandatory Redemption	If we do not consummate the Mergers on or prior to June 30, 2016, or if, prior to such date, we notify the trustee in writing that the Merger Agreement is terminated, each series of the Senior Notes (other than the 2025 Notes) will be required to be redeemed in whole and not in part at a special mandatory redemption price equal to 101% of the aggregate principal amount of such series of the Senior Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date. The 2025 Notes will not be subject to the special mandatory redemption and will remain outstanding even if the Mergers are not consummated.

Use of Proceeds:

We intend to use the net proceeds from this offering, together with borrowings under our new term loan credit agreement and our existing revolving credit facility and cash on hand, to pay the cash portion of the consideration for the Mergers of approximately $2.3 billion (less certain adjustments), to repay the outstanding SunGard bank debt, to redeem the SunGard Notes at or shortly following the closing of the Mergers, including paying the applicable call premium, and to pay transaction-related fees and expenses. To the extent that we have excess proceeds from this offering, we will use them for general corporate purposes.

Pending such uses, we may invest the net proceeds temporarily in investment-grade securities, money-market funds, bank deposit accounts or similar short-term investments or use such net proceeds to repay a portion of our existing revolving credit facility. If the Mergers are not consummated, the net proceeds of the 2025 Notes will be used for general corporate purposes, which may include the repayment of amounts due under our existing debt agreements.

As of June 30, 2015, on a pro forma basis giving effect to the Transactions, we would have had approximately $12,057.3 million of total outstanding indebtedness and $1,212.0 million of borrowing capacity under our existing revolving credit facility.

CUSIP:	2018 Notes: 31620MAN6 2020 Notes: 31620MAP1 2022 Notes: 31620MAQ9 2025 Notes: 31620MAR7

ISIN:	2018 Notes: US31620MAN65 2020 Notes: US31620MAP14 2022 Notes: US31620MAQ96 2025 Notes: US31620MAR79

Joint Bookrunners:

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

Wells Fargo Securities, LLC

Credit Agricole Securities (USA) Inc.

Barclays Capital Inc.

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Mitsubishi UFJ Securities (USA), Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:

BNP Paribas Securities Corp

Lloyds Securities Inc.

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

BMO Capital Markets Corp.

KeyBanc Capital Markets Inc.

Regions Securities LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

The Williams Capital Group, L.P.

UBS Securities LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 222 Broadway, 11th Floor, New York, NY 10038, Attn: Prospectus Department, by calling 1-800-294-1322 or by e-mailing Dg.prospectus_requests@baml.com, Wells Fargo Securities, LLC at 608 2nd Avenue, South Minneapolis, MN 55402, Attn: WFS Customer Service, by calling 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com, and Credit Agricole Securities (USA) Inc. at 1301 Avenue of the Americas, New York, NY, 10019-6022 or by calling 1-866-807-6030

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